U.S. SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2012

Commission File No.: 001-04192

MFC Industrial Ltd.

(Translation of Registrant’s name into English)

Suite #1620 - 400 Burrard Street, Vancouver, British Columbia, Canada V6C 3A6

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒ Form 20-F	☐ Form 40-F

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

☐ Yes	☒ No

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): ☐

NEWS RELEASE

Corporate MFC Industrial Ltd. Rene Randall 1 (604) 683-8286 ex 224 rrandall@bmgmt.com	Investors Allen & Caron Inc. Joseph Allen 1 (212) 691-8087 joe@allencaron.com	Media Allen & Caron Inc. Len Hall 1 (949) 474-4300 len@allencaron.com

MFC INDUSTRIAL LTD. REPORTS YEAR END RESULTS FOR 2011

- Increasing our Captive Sources of Ferrous Metals -

NEW YORK (March 30, 2011) . . . MFC Industrial Ltd. (“MFC” or the “Company”) (NYSE: MIL) announces its results for the year ended December 31, 2011 and provides an update on its recent corporate developments. The Company’s financials statements are prepared in accordance with International Financial Reporting Standards. Unless otherwise noted, all dollar amounts are in United States dollars.

Our results reflect our first full year as a global commodity supply chain company. When we review the year, we find that it was quite a difficult year – especially the fourth quarter. The driver of this obstacle was primarily credit issues and considerable uncertainty on behalf of our customers. This caused lower than anticipated volumes and margins. We have made adjustments accordingly, with the elimination of some product lines, while putting greater energy into achieving higher margin products. We also expensed one-time non-cash discretionary items, which primarily included a mark-to-market charge in long-term securities of targeted companies, share based compensation and other which equals $21.9 million or $0.35 per diluted share.

HIGHLIGHTS

▶ We have increased our annual cash dividend by 10 percent for 2012, representing a yield on our market value of 3.13 percent, compared to 2.51 percent last year.

▶ We increased our potential captive production in ferrous metals with the acquisition of the Pea Ridge Mine.

▶ Our net earnings were $12.2 million for 2011. Excluding the effects of one-time and non-cash discretionary expenses amounting to $21.9 million, our net earnings would be $34.1 million which equals a return on capital (shareholders’ equity) of 6.2 percent. This is not an acceptable return. We need to be much more efficient in the future.

▶ We are implementing an odd-lot common share tender offer that will commence on April 9, 2012. Eligible shareholders will be offered the opportunity to sell all of their MFC shares, without incurring any brokerage fees.

▶ Divestment plans have now been put on hold indefinitely as we cannot predict our capital requirements in the short- and near-term with our existing and pending projects.

▶ We are considering several new acquisitions. But, we will be cautious not to jeopardize our capital for the sake of short-term growth.

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RESULTS FOR THE YEAR ENDED DECEMBER 31, 2011

Revenues for our commodities and resources business were $481.7 million for the year ended December 31, 2011, compared to $76.5 million for the same period in 2010, primarily as a result of the inclusion of the integrated commodities operations of Mass Financial Corp. (“Mass”), which we acquired in the fourth quarter of 2010. Included in our commodities and resources business are the gross revenues generated by our royalty interest, which increased to approximately $30.8 million for the year ended December 31, 2011. The increase in the gross royalty revenues was mainly attributable to a higher royalty rate. However, we were disappointed with the lower than excepted tonnage of pellets shipped. Although we had anticipated shipments in the range of 4.25 million tons, the owner only shipped a total of 3.33 million tons of iron ore pellets during the year. The reduction in pellet shipments experienced during the fourth quarter was directly attributable to equipment breakdowns, which created exceptional operating problems at the mine. We are happy to state that these problems have been corrected by the operator and were not related to quality or demand.

Revenues for our merchant banking business were $22.5 million for the year ended December 31, 2011, compared to $4.8 million for the same period in 2010, primarily as a result of the inclusion of Mass’s results.

Other revenues, which encompass our corporate and other investments, were $16.5 million for the year ended December 31, 2011, compared to $4.1 million for the same period in 2010, primarily as a result of the inclusion of Mass’s results.

Costs of sales increased to $435.4 million during the year ended December 31, 2011 from $51.4 million for the same period in 2010. We incurred an impairment charge of $12.4 million on long-term investments in 2011. Selling, general and administrative expenses increased to $40.4 million for the year ended December 31, 2011 from $18.3 million for the same period in 2010. The increases were primarily linked to the inclusion of Mass’s operations.

OVERVIEW OF OUR RESULTS FOR THE YEAR 2011

Our total revenues by operating segment and income from continuing operations for the year ended December 31, 2011, as well as each of the three months ended September 30, June 30 and March 31, 2011 are broken out in the tables below:

REVENUES (2011) All amounts in thousands
	December 31 twelve months	September 30 three months	June 30 three months	March 31 three months
Commodities and resources	$ 481,677	$ 101,921	$ 138,210	$ 118,745
Merchant banking	22,487	6,957	1,110	11,401
Other	16,545	4,850	4,365	3,691

Total revenues	$ 520,709	$ 113,728	$ 143,685	$ 133,837

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	000000	000000	000000	000000
INCOME FROM CONTINUING OPERATIONS (2011) All amounts in thousands, except per share amounts
	December 31	September 30	June 30	March 31
	twelve months	three months	three months	three months
Commodities and resources	$23,157	$7,842	$12,453	$4,861
Merchant banking	8,858(1)	1,452	630	11,980
Other	(14,834)	(129)	(1,477)	(12,262)

Income before income taxes	17,181	9,165	11,606	4,579
Income tax recovery (expenses)	(1,336)	870	(182)	(1,777)
Resource property revenue tax recovery (expenses)	(4,647)	(2,536)	502	(1,181)
Net (income) loss attributable to non-controlling interest	995	(813)	71	1,299

Net income from continuing operations to shareholders	$12,193	$6,686	$11,997	$2,920

Earning per share	$0.19	$0.11	$0.19	$0.05

(1)   Including a one-time non-cash expense representing a mark-to-market charge in long-term securities of target companies.

ONE-TIME NON-CASH EXPENSES

The following table shows the effects of one-time and non-cash discretionary expenses on 2011 earnings.

EFFECTS OF ONE-TIME & NON-CASH DISCRETIONARY EXPENSES IN 2011 All amounts in thousands, except per share amounts
	December 31 twelve months	September 30 three months	June 30 three months	March 31 three months
Share-based compensation	$7,291	$–	$–	$7,291
Impairment of available-for- sale securities, net of taxes	11,339(1)	–	–	–
Other	3,251	–	145	1,472

Total	$21,881	$–	$145	$8,763

Per share impact, diluted	$0.35	$–	$–	$0.14

(1)	A one-time non-cash expense which represents a mark-to-market charge in long-term securities of target companies.

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FINANCIAL HIGHLIGHTS

The following table highlights certain selected key numbers and ratios in order to better understand MFC’s financial position.

FINANCIAL HIGHTLIGHTS All amounts in thousands, except per share amount and ratio
DECEMBER 31, 2011
Cash and cash equivalents	$ 387,052
Short-term securities	13,062
Current assets	564,191
Total assets	858,957
Current liabilities	202,968
Working capital	361,223
Current ratio*	2.78
Acid test ratio*	2.27
Total liabilities	309,810
Shareholders’ equity	546,623
Equity per common share	8.74

*Note:	The current ratio is calculated as current assets divided by current liabilities. The acid test ratio is calculated as cash and cash equivalents plus short-term cash deposits, short-term securities, bills of exchange and receivables divided by total current liabilities.

LIQUIDITY

As at December 31, 2011, we had cash, short-term deposits and securities of $400.3 million. We monitor our capital on the basis of our debt-to-adjusted capital ratio and long-term debt-to-equity ratio. The debt-to-adjusted capital ratio is calculated as net debt divided by adjusted capital, while net debt is calculated as total debt less cash and cash equivalents. The long-term debt-to-equity ratio is calculated as long-term debt divided by shareholders’ equity.

LIQUIDITY All amounts in thousands
	December 31, 2011	December 31, 2010
Total debt	$47,127	$52,748
Less: cash and cash equivalents and cash deposits	(387,052)	(397,697)

Net debt (net cash & cash equivalents)	(339,925)	(344,949)
Shareholders’ equity	546,623	547,756

LONG-TERM DEBT All amounts in thousands, except ratios
	December 31, 2011	December 31, 2010
Long-term debt, less current portion	$20,150	$48,604
Shareholders’ equity	546,623	547,756
Long-term debt-to-equity ratio	0.04	0.09

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CREDIT FACILITIES

We maintain various types of credit lines and facilities with various banks, and most of these are short-term. These facilities are used for day-to-day business, structured solutions and various other activities in both the commodities and finance areas.

As at December 31, 2011, we had credit facilities aggregating $366.3 million as follows: (i) we had unsecured revolving credit facilities aggregating $169.0 million from banks; (ii) we had revolving credit facilities aggregating $45.4 million from banks for structured solutions, a special financing. The margin is negotiable when the facility is used; (iii) we had a specially structured factoring arrangement with a bank for up to a credit limit of $110.3 million for our commodities activities. Generally, we may factor our commodity receivable accounts upon invoicing at the inter-bank rate plus a margin; and (iv) we had a foreign exchange credit facility of $41.6 million with a bank. All of these facilities are renewable on a yearly basis.

INVESTMENT CRITERIA

Many of our shareholders have asked the Company to define our general criteria for investment. This is our absolute method:

•	We seek distressed assets only where there is an opportunity to leverage our financial strengths and experience.
•	Such assets must present medium- to long-term production opportunities that add value to our global supply chain business, including our financing activities.
•	We underwrite investment risks on a liquidation basis.
•	Above all, we strive to take a disciplined and patient approach to our investments.

INCREASING OUR CAPTIVE SOURCES OF FERROUS METALS

In December 2011, MFC acquired, together with our partner, Alberici Group, Inc., the troubled Pea Ridge mine (the “Mine”) located in Sullivan, Missouri, USA. There were numerous contractual disputes and lawsuits with the previous owners of the Mine, which have now been settled. MFC’s investment in 2011 was approximately $12.1 million to acquire its indirect 50 percent interest in the Mine. Pursuant to the transaction, the previous owners retained a 2.6 percent net smelter returns royalty on ferrous minerals produced at the Mine.

The Mine includes the historic mine deposit along with a large tonnage of tailings material. Prior infrastructure remains in place at the Mine, including access to underground workings, two vertical mine shafts with hoists and headframes, a plant building and tailings and settling ponds. The Mine’s location is served by highways connecting to the U.S. Interstate highway system, and has a presently unused rail spur line connecting to the Union Pacific railway system.

In the first quarter of 2012, we and our partner commenced initial confirmatory exploration and development work at the Mine, including compiling historic and past production data, conducting a remote video examination of some of the submersed historic mine workings and commissioning Behre Dolbear and Company (USA), Inc. (“Behre Dolbear”) to complete an independent Canadian National Instrument 43-101 (“NI 43-101”) compliant technical report on the Mine property (the “Technical Report”).

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In completing the Technical Report, Behre Dolbear reviewed existing data, including historical exploration, development and production data and historical resource estimates conducted in respect of the Mine. The report cites non-NI 43-101 compliant historical resource estimates prepared by DataGeo Geological Consultants in May 2008, commissioned by the prior owners of the project, which estimated the following in situ (originally present) iron resources in all categories of mineralized material:

HISTORICAL MINERAL RESOURCE ESTIMATES CLASSIFIED EXPANDED IN SITU MINERAL RESOURCE All amounts in thousands, except percentages
Class	Short tons	percent magnetic iron	Total iron percent (1)

Measured	94,124	50.8	58.0

Indicated	94,116	51.9	58.9

Inferred	54,000	40.6	55.9

Previous production (2)	58,542	-	-

Notes:	(1) The Company anticipates that future mining operations at the Mine would include beneficiating the resource in a processing plant or mill, similar to past production practices at the Mine. This would involve the removal of the non-iron bearing portion of the resource and generally results in iron-rich concentrates. Historic data for the Mine indicates that beneficiation resulted in iron-rich concentrates that were typically in the range of 66% to 69% iron.

(2) Approximation based on historical production data for the period between 1963 and 2001. The above historical resource estimates of measured, indicated and inferred resources did not account for past production.

Under applicable guidelines, MEASURED resources are that portion of a mineral resource for which the size and grade have been estimated from sampling at places spaced closely enough that its continuity is essentially confirmed. INDICATED resources consist of that portion of a mineral resource for which the size and grade has been estimated from sampling at places spaced closely enough that its continuity can be reasonably assumed. INFERRED resources consist of that portion of a mineral resource for which the size and grade has been estimated mainly or wholly from limited sampling data, assuming that the mineralized body is continuous based on geological evidence.

The Company has not completed the work necessary to verify the classification of the above mineral resource estimates as current mineral resources under NI 43-101. Accordingly, it is not treating these historical resource estimates as current defined resources and, therefore, they should not be relied upon. However, the Company is providing these historical results and estimates of remaining iron resources to provide an indication of the potential of the Mine project and believes such information is relevant to its future development plans. The Mine will require further evaluation, which MFC and its partner intend to carry out in due course. Further a NI 43-101 compliant feasibility study has not been completed and there is no certainty that the project will be economically viable.

Behre Dolbear’s Technical Report concluded that substantial mineralization is still available for production at the Mine site although the mine is presently flooded. Further development is dependent on its economic viability.

Readers should refer to the full text of the Technical Report for further information regarding the Mine, a copy of which is available under the Company’s profile at www.SEDAR.com.

The Company plans to jointly develop the Mine with its partner with the mandate to re-open the underground mine, including exploiting the site’s existing large tailings accumulation and exploring other areas for ferrous mineral production.

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At the present time, the Company and its partner are proceeding with the dewatering of the underground mine workings. High-volume submersible pumps and associated materials have been ordered, and arrangements have been made to secure sufficient electrical power. Pumping from the number one shaft is expected to begin during the second half of 2012. Disposal of the water will be accomplished under permit by pumping it to the existing tailings lake. The Company and its partner will soon evaluate cores and other available physical evidence of mineralization, including chemical re-analysis as appropriate, in order to further assess the underground resources and begin financial analysis of various possible mining and processing scenarios in advance of completion of dewatering and being able to directly examine and re-sample the underground workings. The Company and its partner have begun a program of surface infrastructure preservation and rehabilitation, including existing plant, buildings, head frames and hoists, as appropriate for possible future operations.

PREVIOUSLY ANNOUNCED / DIVESTITURE OF ASSETS

As we stated in our last quarterly report, we had completed a review of our assets and identified some merchant banking and other non-core net assets in the amount of approximately $100 million for potential divestiture. However, the divestment plans have now been put on hold indefinitely as we cannot predict our use of capital requirements in the short and near term with our new existing and pending projects that are underway.

ODD-LOT SHARE REPURCHASE PROGRAM

MFC is commencing an odd-lot share repurchase program pursuant to which it will offer to buy back common shares from registered and beneficial shareholders of MFC who own 99 or fewer common shares. The repurchase program affords eligible shareholders the opportunity to sell all, but not less than all, of their common shares or to continue to maintain their current holdings. The repurchase program begins on April 9, 2012 and will expire at the close of business on May 21, 2012 (the “Period”). MFC may extend the Period for up to an additional six weeks.

Shareholders who elect to participate in the repurchase program will receive an amount equal to the weighted average of the closing prices of the common shares on the New York Stock Exchange during the Period for each common share tendered. Shareholders will not incur any brokerage commissions if they elect to dispose of their common shares pursuant to the program. Information about the repurchase program and participation documents will be mailed to shareholders of record as of March 30, 2012. MFC has retained Georgeson Inc. to manage the repurchase program. Questions regarding the repurchase program should be directed to Georgeson Inc. toll free at: 1 (888) 274 5157.

CORPORATE TAXATION

The Company continued to be fiscally responsible and had a reasonable corporate income tax rate during the year 2011. The corporate income tax paid in cash was $987 thousand for the year ended December 31, 2011.

ANNUAL CASH DIVIDEND

On January 17, 2012 we announced a 10 percent increased 2012 annual cash dividend. The 2012 dividend is $0.22 per common share, which will be paid in quarterly payments, with the initial payment of $0.05 per share having been made in February and the second payment of $0.05 per share announced for April 2012. The dividend is 10 percent higher than the dividend paid in 2011, and, based on the closing price of $7.01 for the Company’s common shares on December 31, 2011, represents a dividend yield of approximately 3.13 percent, compared to an annual dividend yield of approximately 2.51 percent for the NYSE Composite Index.

FOCUS

Chairman Michael Smith commented: “One of our major goals is to increase our captive commodities sources to provide us a continuous supply, which we believe will allow us better margins and greater returns. The recently

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announced acquisition of the Pea Ridge iron ore mine is a very good example of our strategy to increase our captive sources of supply. Upon the successful development of the Pea Ridge project, our commodities group will sell the iron ore by way of offtake agreements and we and our partner will receive a return on the investment. We now have several of these types of projects underway, not just in the ferrous metals sector.”

Mr. Smith concluded “We are making progress towards our goal of building a global commodities supply chain company. Together with the emphasis on the expansion of our operations and increasing our captive sources of supply we remain cautiously optimistic as we pursue our strategy. We have a much stronger financial base than many other companies our size. With the current financial uncertainty in the markets, there are interesting opportunities.”

Shareholders are encouraged to read the entire Form 20-F, which includes our unaudited financial statements and management’s discussion and analysis for the year ended December 31, 2011 and was filed with the Securities and Exchange Commission (“SEC”) and Canadian Securities Administrators on March 30, 2012, for a greater understanding of the Company. The Company will provide a hard copy of the annual report, free of charge, upon request. Requests can be sent by mail to: 1620 - 400 Burrard Street, Vancouver, British Columbia, Canada V6C 3A6.

Today at 10:00 a.m. EDT (7:00 a.m. PDT), a conference call will be held to review MFC’s announcement and results. This call will be broadcast live over the Internet at www.mfcindustrial.com. An online archive will be available immediately following the call and will continue for seven days. You may also to listen to the audio replay by phone by dialing: 1 (877) 344 7529, using conference number 10011396. International callers dial: 1 (412) 317 0088.

About MFC Industrial Ltd.

MFC is a global commodity supply chain company and is active in a broad spectrum of activities related to the integrated combination of commodities and resources, including commodity and resource interests, and structured finance, and proprietary investing. To obtain further information on the Company, please visit our website at: http://www.mfcindustrial.com.

Cautionary Note on Historical Resource Estimates

As a reporting issuer in Canada, the Company is required by Canadian law to provide disclosure in accordance with NI 43-101. Accordingly, you are cautioned that the information contained in this press release may not be comparable to similar information made public by U.S. companies under the United States federal securities laws and the rules and regulations thereunder. In particular, the terms “measured resource”, “indicated resource” and “inferred resource” as used in this press release are not defined in Securities and Exchange Commission (the “SEC”) Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into mineral reserves with demonstrated economic viability. In addition, the estimation of inferred resources involves far greater uncertainty as to their existence and economic viability than the estimation of other categories of resources. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. U.S. investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally minable.

Disclaimer for Forward-Looking Information

This document contains statements which are, or may be deemed to be, “forward-looking statements” which are prospective in nature, including, without limitation, statements regarding our future plans, implementation of current strategies and our plans and expectation in respect of the Mine. Forward-looking statements are not based on historical facts, but rather on current expectations and projections about future events, and are therefore subject to risks and uncertainties which could cause actual results to differ materially from the future results expressed or implied

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by the forward-looking statements. Often, but not always, forward-looking statements can be identified by the use of forward-looking words such as “plans”, “expects” or “does not expect”, “is expected”, “scheduled”, “estimates”, “forecasts”, “projects”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “should”, “would”, “might” or “will” be taken, occur or be achieved. Such statements are qualified in their entirety by the inherent risks and uncertainties surrounding future expectations. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, revenues, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Important factors that could cause our actual results, revenues, performance or achievements to differ materially from our expectations include, among other things: (i) periodic fluctuations in financial results as a result of the nature of our business; (ii) commodities price volatility; (iii) economic and market conditions; (iv) competition in our business segments; (v) decisions and activities of operators of our resource interests; (vi) the availability of commodities for our commodities and resources operations; (vii) the availability of suitable acquisition or merger or other proprietary investment candidates and the availability of financing necessary to complete such acquisitions or development plans; (viii) our ability to realize the anticipated benefits of our acquisitions; (ix) additional risks and uncertainties resulting from strategic investments, acquisitions or joint ventures; (x) counterparty risks related to our trading activities; (xi) unanticipated grade, geological, metallurgical, processing or other problems experienced by the operators of our resource interests (xii) delays in obtaining requisite environmental, mining and other permits or project approvals; (xiii) potential title and litigation risks inherent with the acquisition of distressed assets; (xiv) risks related to exploration, development and construction of a previously shut-down mine project, including the suitability and integrity of historic mine structures; and (xv) other factors beyond our control. Such forward-looking statements should therefore be construed in light of such factors. Other than in accordance with its legal or regulatory obligations, the Company is not under any obligation and the Company expressly disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Additional information about these and other assumptions, risks and uncertainties are set out in our Annual Report on Form 20-F for the year ended December 30, 2011, which has been filed with the SEC and Canadian Securities Administrators.

AUDITED FINANCIAL TABLES FOLLOW –

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MFC INDUSTRIAL LTD.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

December 31, 2011 and 2010

(Audited)

(United States Dollars in Thousands)

ASSETS
	December 31, 2011	December 31, 2010
Current Assets

Cash and cash equivalents	$387,052	$397,697
Short-term deposits	163	–
Securities	13,062	27,894
Restricted cash	623	3,464
Loan receivable	19,869	5,792
Bills of exchange	10,545	–
Trade receivables	21,154	13,088
Other receivables	9,144	12,107
Inventories	81,223	67,102
Real estate held for sale	12,012	12,480
Deposits, prepaid and other	9,344	20,847

Total current assets	564,191	560,471

Non-current Assets

Securities	11,606	7,262
Equity method investments	18,726	5,713
Investment property	33,585	38,584
Property, plant and equipment	3,743	4,202
Interests in resource properties	219,582	231,297
Deferred income tax assets	7,524	6,727

Total non-current assets	294,766	293,785

Total assets	$858,957	$854,256

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MFC INDUSTRIAL LTD.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION (cont’d)

December 31, 2011 and 2010

(Audited)

(United States Dollars in Thousands)

LIABILITIES AND EQUITY
	December 31, 2011	December 31, 2010
Current Liabilities

Short-term bank borrowings	$114,239	$69,979
Debt, current portion	26,977	4,144
Account payables and accrued expenses	42,226	47,130
Provisions	115	362
Income tax liabilities	4,453	3,803
Deferred sale liabilities	14,958	23,133

Total current liabilities	202,968	148,551

Long-term Liabilities

Debt, less current portion	20,150	48,604
Deferred income tax liabilities	61,045	64,436
Provisions	–	232
Deferred sale liabilities	25,647	39,993

Total long-term liabilities	106,842	153,265

Total liabilities	309,810	301,816

EQUITY

Capital stock	382,289	381,673
Treasury stock	(68,117)	(67,501)
Contributed surplus	13,028	5,775
Retained earnings	213,200	213,519
Accumulated other comprehensive income	6,223	14,290

Shareholders’ equity	546,623	547,756
Non-controlling interests	2,524	4,684

Total equity	549,147	552,440

	$858,957	$854,256

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MFC INDUSTRIAL LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

For the Years Ended December 31, 2011 and 2010

(Audited)

(United States Dollars in Thousands, Except Per Share Amounts)

	2011	2010

Net Sales	$ 514,797	$ 84,476
Equity income	5,912	954

Gross revenues	520,709	85,430

Costs and Expenses:
Costs of sales	435,392	51,362
Impairment of available-for-sale securities	12,408	–
Selling, general and administrative	40,378	18,316
Share-based compensation - selling, general and administrative	7,219	72
Finance costs	7,198	974

	502,595	70,724

	18,114	14,706
Other items:
Foreign currency transaction loss, net	(933)	(3,608)
Negative goodwill	–	41,058

Income before income taxes	17,181	52,156

Income tax expense:
Income taxes	(1,336)	(231)
Resource property revenue taxes	(4,647)	(6,744)

	(5,983)	(6,975)

Income from continuing operations	11,198	45,181
Loss from discontinued operations	–	(15,449)

Net income for the period	11,198	29,732
Net loss attributable to non-controlling interests	995	584

Net income attributable to owners of the parent company	$ 12,193	$ 30,316

Consisting of: Continuing operations	$ 12,193	$ 45,839
Discontinued operations	–	(15,523)

	$ 12,193	$ 30,316

Basic and diluted earnings (loss) per share:
Continuing operations	$ 0.19	$ 1.28
Discontinued operations	–	(0.43)

	$ 0.19	$ 0.85

Weighted average number of common shares outstanding
- basic	62,561,421	35,857,873
- diluted	62,561,421	35,858,911

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MFC INDUSTRIAL LTD.

FINANCIAL HIGHLIGHTS

As of December 31, 2011

(Audited)

(United States Dollars in Thousands, Except Per Share Amount and Ratios)

Cash and cash equivalents	$387,052

Securities	13,062

Trade receivables	21,154

Current assets	564,191

Total assets	858,957

Current liabilities	202,968

Working capital	361,223

Current ratio	2.78

Acid test ratio	2.27

Long term debt, less current portion	20,150

Long-term debt-to-shareholders’ equity	0.04

Total Liabilities	309,810

Shareholders’ equity	546,623

Equity per common share	8.74

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MFC INDUSTRIAL LTD.

By:	/s/ Michael Smith
Michael Smith Chairman, President and Chief Executive Officer
Date:	March 30, 2012